Curaleaf Reports Third Quarter 2023 Results
Third quarter 2023 revenue of $333 million excluding $3.5 million from discontinued operations, representing an increase of 2% year-over-year, and adjusted EBITDA(1) of $75 million
Third quarter 2023 operating cash flow from continuing operations of $47 million and free cash flow from continuing operations(1) of $33 million

NEW YORK, November 10, 2023 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the third quarter ended September 30, 2023. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Executive Chairman of Curaleaf, stated, “In the third quarter we took the final steps in our asset optimization plan, and I’m pleased that our changes are showing results. Revenue was $333 million, with adjusted EBITDA margin(1) of 23%. We reduced our inventory by another $18 million this quarter, ending with $118 million in cash on the balance sheet, and generated $33 million in free cash flow from continuing operations. With significant near-term state and regulatory catalysts on the horizon, coupled with our proposed uplisting to the Toronto Stock Exchange and our early mover advantage in Europe give us great confidence in Curaleaf’s future. I am very encouraged by the team’s commitment and discipline, and remain bullish for a strong end to 2023 and an exciting 2024.”

Matt Darin, Chief Executive Officer of Curaleaf, commented, “The last two quarters have represented an important evolution for us. Along with significant reductions to our expense structure, we scaled back production to accelerate the right-sizing of our inventory while continuing to deliver innovative new products that consumers love. With this progress, along with new wholesale growth opportunities and a return to a decentralized leadership structure, we are turning on idled capacity and are back on offense. The growth catalysts of Germany, New York, Ohio, and potentially Florida and Pennsylvania position Curaleaf incredibly well for years of market share gains.”
Third Quarter 2023 Financial Highlights
•Net Revenue of $333.2 million excluding $3.5 million from discontinued operations, a year-over-year increase of 2% compared to Q3 2022 revenue of $325.8 million. Sequentially, net revenue declined less than 1%
•Gross profit of $150.1 million and gross margin of 45%
•Adjusted gross profit(1) of $152.2 million, resulting in adjusted gross margin of 46%
•Net loss attributable to Curaleaf Holdings, Inc., including discontinued operations, of $92.3 million or net loss per share $0.13
•Adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.(1) of $70.8 million or adjusted net loss per share(1) of $0.10
•Adjusted EBITDA(1) of $75.3 million or 23% of revenue
•Exited direct operations in Michigan and Kentucky resulting in a $22 million non-cash impairment charge, and $3 million in adjusted EBITDA accretion
•Cash at quarter end totaled $118.1 million
•Free cash flow from continuing operations(1) of $33.4 million
1Adjusted EBITDA, adjusted gross profit, free cash flow from continuing operations and adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc. are non-GAAP financial measures, and adjusted EBITDA margin, adjusted gross margin, and adjusted net loss per share are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See the section entitled “Reconciliation of Non-GAAP financial measures” below for a reconciliation of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures.

Nine Months Ended September 30, 2023 Financial Highlights
•Net revenue of $1,001.4 million, a 7% increase year-over-year
•Gross profit of $458.3 million and gross margin of 46%
•Adjusted gross profit(1) of $464.7 million, a 9% decrease year-over-year
•Adjusted gross margin(1) of 46%
•Operating cash flow of $73.0 million
•Net loss attributable to Curaleaf Holdings, Inc. of $218.0 million or net loss per share of $0.31
•Adjusted net loss attributable to Curaleaf Holdings, Inc.(1) of $142.5 million or net loss per share(1) of $0.20
•Adjusted EBITDA(1) of $221.9 million or 22% of revenue
Third Quarter 2023 Financial Highlights (Unaudited)
($ thousands)

	Three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
Total revenue	$333,172	$335,550	$325,813
Adjusted EBITDA(1)(2)	75,254	72,391	86,960
Net loss attributable to Curaleaf Holdings, Inc.	(92,347)	(74,265)	(51,389)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.13)	$(0.11)	$(0.08)

(1) Adjusted EBITDA is a Non-GAAP financial measure without a standardized definition under GAAP, and which may not be comparable to similar measures used by other issuers.
(2) See the section, “Non-GAAP Financial and Performance Measures” below for definitions and more information regarding Curaleaf’s use of Non-GAAP financial measures and Non-GAAP ratios. See the section entitled “Reconciliations of Non-GAAP financial measures” for reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Third Quarter 2023 Operational Highlights
•In Connecticut, we opened our third and fourth store for adult-use sales in Groton and Manchester.
•Successfully launched adult-use sales in Maryland across our four stores and wholesale, realizing triple digit sequential revenue growth throughout the quarter.
•Entered into an agreement to sell our Oregon assets.
•Consolidated grow processor facilities in Nevada from three to one.
•Launched BRIQ, our proprietary two-gram vape hardware, in 11 states which set record breaking product launch sales.
•Launched Select Liquid Diamonds in Florida and Zero Proof, cannabis-infused drinkables in Illinois.
•Completed the acquisition of EU GMP processing assets from Clever Leaves in Portugal to further vertically integrate our European supply chain.
•Began selling edibles to the UK market.
•Began wholesaling into Poland.
•Raised C$16 million through an equity offering of Subordinate Voting Shares which fulfills one of the requirements for listing on the Toronto Stock Exchange.
Post Third Quarter 2023 Operational Highlights
•Formally applied to list Subordinate Voting Shares on the Toronto Stock Exchange.
•Entered into an agreement to sell our Maine, adult-use store.

Financial Results for the Third Quarter Ended September 30, 2023
Revenue
($ thousands)

	Three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
Retail revenue	$273,233	$275,523	$258,220
Wholesale revenue	58,563	58,517	66,420
Management fee income	1,376	1,510	1,173
Total Revenue	$333,172	$335,550	$325,813
Total revenue was $333.2 million in the third quarter of 2023, a decrease of 1% from $335.6 million in the second quarter of 2023 and an increase of 2% from $325.8 million in the third quarter of 2022. The Company’s year-over-year revenue growth primarily reflects continued growth driven by strength in Maryland, Connecticut, and New Jersey, contributions from the Tryke acquisition, and our international segment.

Retail revenue was $273.2 million, compared with $275.5 million in the second quarter of 2023, and up 6% from $258.2 million in the third quarter of 2022. Retail revenue represented 82% of total revenue. Curaleaf’s year-over-year retail revenue growth was supported by product expansion, new store openings, and the further expansion of adult-use cannabis around the country.
Wholesale revenue was $58.6 million, remained flat from the second quarter of 2023 and represented 18% of total revenue. Wholesale revenue declined 12% year-over-year due to a proactive reduction of inventory.

Net Loss
($ thousands)

	Three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
Total revenues	$333,172	$335,550	$325,813
Gross profit	150,052	147,762	167,693
Income (loss) from operations	15,213	(4,277)	32,514
Total other expense, net	(51,167)	(19,391)	(23,965)
Income tax expense	(34,880)	(41,997)	(49,972)
Net loss	(93,729)	(77,515)	(54,156)
Less: Net (loss) income attributable to non-controlling interest	(1,382)	(3,250)	(2,767)
Net loss attributable to Curaleaf Holdings, Inc.	(92,347)	(74,265)	(51,389)
Net loss attributable to Curaleaf Holdings, Inc. was $92.3 million, compared with a net loss of $74.3 million in the second quarter of 2023 and $51.4 million in the third quarter of 2022. The year-over-year degradation in net loss was mainly due to gross margin compression and the increase in total other expenses.

Financial Results for the Nine Months Ended September 30, 2023
Revenue
($ thousands)

	Nine months ended
	September 30, 2023	September 30, 2022
Retail revenue	$820,057	$729,064
Wholesale revenue	177,043	202,512
Management fee income	4,263	3,656
Total Revenue	$1,001,363	$935,232
Total revenue for the nine months ended 2023 was a record $1,001 million, an increase of 7% from $935 million for the nine months ended 2022.
Retail revenue was $820 million for the nine months ended 2023, an increase of 12% from $729 million for the nine months ended 2022. The increase in retail revenue was primarily driven by the expansion of product lines into new markets, new store openings, and the addition of Tryke.
Wholesale revenue was $177 million, a decrease of 13% from $203 million for the nine months ended 2022. The decline in wholesale revenue was primarily due to price compression and actions to reduce inventory.
Net Income / (Loss)
($ thousands)

	Nine months ended
	September 30, 2023	September 30, 2022
Total revenues	$1,001,363	$935,232
Gross profit	458,257	506,784
Income (loss) from operations	28,915	97,084
Total other expense, net	(92,655)	(45,824)
Income tax expense	(114,540)	(140,183)
Net loss	(224,690)	(114,180)
Less: Net (loss) income attributable to non-controlling interest	(6,721)	(4,415)
Net loss attributable to Curaleaf Holdings, Inc.	(217,969)	(109,765)
Net loss, attributable to Curaleaf Holdings, Inc., for the nine months end 2023 was $218 million, compared with a net loss of $110 million for the nine months ended Q3 2022. The $108 million degradation in net loss year-over-year was primarily due to gross margin compression and the increase in total other expenses.
Balance Sheet and Cash Flow
As of September 30, 2023, the Company had $118.1 million of cash and $584.6 million of outstanding debt net of unamortized debt discounts.
As of the end of the third quarter, Curaleaf has invested $49.4 million, net in capital expenditures, focused on cultivation, processing, and selective retail expansion in strategic markets. During the third quarter, net capital expenditures were $13.6 million.
Shares Outstanding
For the third quarter of 2023 and 2022, the Company’s weighted average subordinate voting shares plus multiple voting shares outstanding amounted to 725,319,477 and 709,638,533 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Thursday, November 9, 2023 at 5:00 P.M. ET to discuss Q3 2023 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., internationally 1-412-317-6300, or from Canada 1-416-639-5883. The conference ID # is 5965371.
A replay of the conference call can be accessed at 1-877-344-7529, or internationally 1-412-317-0088, or from Canada 1-855-669-9658 using the replay ID # 6181764.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on November 9, 2023, and will end at 11:59 P.M. ET on November 16, 2023.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios such as “adjusted gross profit”, “adjusted gross margin”, “adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.”, “adjusted net loss per share”, “adjusted EBITDA”, and “adjusted EBITDA margin”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.” is defined by Curaleaf as net loss, adjusted to remove the impact of discontinued operations and less other add-backs. “Adjusted net loss per share” is defined by Curaleaf as adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc. divided by the weighted average shares outstanding during the applicable period. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free Cash Flow From Operations” is defined by Curaleaf as cash from operating activities from continuing operations less the purchases of property and equipment, or capital expenditures. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations (Unaudited)
($ thousands)

	Three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
Gross profit from continuing operations	$150,052	$147,762	$167,693
Other add-backs (1)	2,121	3,664	3,851
Adjusted gross profit from continuing operations (2)	152,173	151,426	171,544
Adjusted gross profit margin from continuing operations (2)	45.7%	45.1%	52.7%

(1) Other add-backs in Q3 2023 primarily include inventory write-downs primarily associated with idling capacity.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross Profit, the most comparable GAAP measure, to Adjusted Gross Profit, a non-GAAP measure

Gross profit from continuing operations was $150.1 million in the third quarter of 2023, compared with $147.8 million in the second quarter of 2023. Adjusted gross profit from continuing operations net of add-backs for the third quarter was $152.2 million compared with $151.4 million in the second quarter of 2023. Adjusted gross margin for the third quarter of 2023 was 45.7%, an increase of 60 basis points compared with the second quarter of 2023. The increase in gross margin was largely due to lower discounts in certain markets.

Adjusted Net Loss from Continuing Operations (Unaudited)
($ thousands)

	Three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
Net loss from continuing operations	$(70,834)	$(65,665)	$(41,423)
Other add-backs (1)	8,018	17,990	9,562
Adjusted net loss from continuing operations (2)	(62,816)	(47,675)	(31,861)
Adjusted net loss per share from continuing operations (2)	$(0.09)	$(0.07)	$(0.04)

(1) Other add-backs in Q3 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss attributable to Curaleaf Holdings, Inc., the most comparable GAAP measure.

	Nine months ended September 30,
	2023	2022
Net loss from continuing operations	$(178,280)	$(88,923)
Other add-backs (1)	35,812	21,237
Adjusted net loss from continuing operations (2)	(142,468)	(67,686)
Adjusted net loss per share from continuing operations (2)	$(0.20)	$(0.10)

(1) Other add-backs in Q3 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss attributable to Curaleaf Holdings, Inc., the most comparable GAAP measure.

Adjusted EBITDA (Unaudited)
($ thousands)

	Three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
Net loss	$(93,729)	$(77,514)	$(54,156)
Net loss from discontinued operations, net of tax	(22,895)	(11,850)	(12,733)
Net loss from continuing operations	(70,834)	(65,664)	(41,423)
Interest expense, net	23,581	24,621	25,035
Income tax expense	34,880	41,997	49,972
Depreciation and amortization (1)	45,801	52,430	39,688
Share-based compensation	6,222	6,247	5,196
Other (income) expense, net	27,586	(5,230)	(1,070)
Other add-backs (2)	8,018	17,990	9,562
Adjusted EBITDA (3)	$75,254	$72,391	$86,960
Adjusted EBITDA Margin (3)	22.6%	21.6%	26.7%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2) Other add-backs in Q3 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees. Other add-backs in Q2 2023 primarily include inventory write-downs primarily associated with idling capacity,costs related to legal fees and professional fees.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss, the most comparable GAAP measure.

Adjusted EBITDA was $75.3 million for the third quarter of 2023, an increase of 4% from $72.4 million in the second quarter of 2023 and a decrease of 13% from $87.0 million in the third quarter of 2022. Adjusted EBITDA margin was 22.6%, an increase of 100 basis points from 21.6% in the prior quarter and an decrease of 410 basis points from 26.7% in the third quarter of 2022. The sequential increase in Adjusted EBITDA primarily reflects adjusted gross margin expansion and expense leverage.

	Nine months ended September 30,
	2023	2022
Net loss	$(224,690)	$(114,180)
Net loss from discontinued operations, net of tax	(46,410)	(25,257)
Net loss from continuing operations	(178,280)	(88,923)
Interest expense, net	71,935	66,721
Income tax expense	114,540	140,183
Depreciation and amortization (1)	143,015	112,880
Share-based compensation	14,178	21,125
Other (income) expense, net	20,720	(20,897)
Other add-backs (2)	35,812	21,237
Adjusted EBITDA (3)	$221,920	$252,326
Adjusted EBITDA Margin (3)	22.2%	27.0%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2) Other add-backs in Q3 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees, and license fees.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net Loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Free Cash Flow (Unaudited)
($ thousands)

Three months ended September 30, 2023
Cash flow provided by operating activities from continuing operations	$46,970
Less: Capital expenditures	13,599
Free cash flow from continuing operations(1)	$33,371

(1) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Cash from provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Interim Consolidated Balance Sheets

($ thousands)	As of
	September 30, 2023	December 31, 2022
	Unaudited	Audited
Assets
Current assets:
Cash, cash equivalents and restricted cash	$118,114	$163,177
Accounts receivable, net	38,064	45,179
Inventories, net	219,868	234,782
Assets held for sale	65,842	193,561
Prepaid expenses and other current assets	36,209	28,836
Current portion of notes receivable	5,692	—
Total current assets	483,789	665,535
Deferred tax asset	1,685	1,564
Property, plant and equipment, net	572,640	595,846
Right-of-use assets, finance lease, net	146,290	156,586
Right-of-use assets, operating lease, net	117,079	118,155
Intangible assets, net	1,188,931	1,213,303
Goodwill	667,262	625,129
Investments	2,502	2,797
Tax Receivable	35,119	33,296
Other assets	11,176	15,457
Total assets	$3,226,473	$3,427,668

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$63,723	$80,789
Accrued expenses	100,969	103,311
Income tax payable	237,333	163,662
Lease liability, finance lease	9,445	8,340
Lease liability, operating lease	17,045	17,001
Current portion of notes payable	62,245	51,882
Current contingent consideration liability	11,743	18,537
Liabilities held for sale	24,617	35,545
Deferred consideration	24,012	24,446
Financial obligation	4,722	4,740
Other current liabilities	359	1,725
Total current liabilities	556,213	509,978
Deferred tax liability	311,037	308,974
Notes payable	522,377	570,788
Lease liability, finance lease	162,061	167,411
Lease liability, operating lease	109,498	113,307
Uncertain tax provision	107,582	94,516
Contingent consideration liability	4,750	10,572
Deferred consideration	40,220	36,854
Financial obligation	200,441	214,139
Other long-term liability	298	312
Total liabilities	2,014,477	2,026,851

Temporary Equity:
Redeemable non-controlling interest contingency	119,285	121,113

Shareholders’ equity:
Additional paid-in capital	2,194,594	2,163,061
Treasury shares	(5,208)	(5,208)
Accumulated other comprehensive income	(19,151)	(18,593)
Accumulated deficit	(1,077,524)	(859,556)
Total shareholders’ equity	1,092,711	1,279,704
Total liabilities and shareholders’ equity	$3,226,473	$3,427,668

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenues:
Retail and wholesale revenues	$331,796	$324,640	$997,100	$931,576
Management fee income	1,376	1,173	4,263	3,656
Total revenues	333,172	325,813	1,001,363	935,232
Cost of goods sold	183,120	158,120	543,106	428,448
Gross profit	150,052	167,693	458,257	506,784
Operating expenses:
Selling, general and administrative	97,120	101,732	316,315	306,252
Share-based compensation	6,222	5,196	14,178	21,125
Depreciation and amortization	31,497	28,251	98,849	82,323
Total operating expenses	134,839	135,179	429,342	409,700
Income from operations	15,213	32,514	28,915	97,084
Other income (expense):
Interest income	—	32	23	101
Interest expense	(13,078)	(14,456)	(40,128)	(41,626)
Interest expense related to lease liabilities and financial obligations	(10,503)	(10,611)	(31,830)	(25,196)
Loss on impairment	(24,790)	—	(24,790)	—
Other income (expense), net	(2,796)	1,070	4,070	20,897
Total other expense, net	(51,167)	(23,965)	(92,655)	(45,824)
(Loss) income before provision for income taxes	(35,954)	8,549	(63,740)	51,260
Income tax expense	(34,880)	(49,972)	(114,540)	(140,183)
Net loss from continuing operations	(70,834)	(41,423)	(178,280)	(88,923)
Net loss from discontinued operations	(22,895)	(12,733)	(46,410)	(25,257)
Net loss	(93,729)	(54,156)	(224,690)	(114,180)
Less: Net (loss) income attributable to non-controlling interest	(1,382)	(2,767)	(6,721)	(4,415)
Net loss attributable to Curaleaf Holdings, Inc.	$(92,347)	$(51,389)	$(217,969)	$(109,765)

Per share - basic and diluted:
Net loss from continuing operations	$(0.10)	$(0.06)	$(0.25)	$(0.13)
Net loss from discontinued operations	(0.03)	(0.02)	(0.06)	(0.04)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.13)	$(0.08)	$(0.31)	$(0.17)
Weighted average common shares outstanding – basic and diluted	725,319,477	709,638,533	721,206,068	709,802,875

Condensed Interim Consolidated Statements of Cash Flows (Unaudited)
($ thousands, except for share and per share amounts)

	Nine months ended September 30,
	2023		2022
Cash flows from operating activities:
Net loss from continuing operations	$(178,280)		$(88,923)
Adjustments to reconcile Net loss from continuing operations to Net cash provided by operating activities:
Depreciation and amortization	144,497		111,890
Share-based compensation	14,178		21,125
Non-cash interest expense	44,669		6,263
Amortization of operating lease right-of-use assets	11,828		9,027
Loss on impairment	19,127		—
Gain on debt retirement	(3,285)		(1)
Loss on sale or retirement of asset	3,301		—
Gain on investment	(2,353)		(14,998)
Bad debt expense	1,344		—
Gain on sale of property, plant and equipment	—		(1,178)
Deferred tax expense	(15,011)		(18,469)
Other non-cash expenses	4,760		—
Changes in assets and liabilities:
Accounts receivable, net	5,614		(6,202)
Inventories	17,698		(40,598)
Prepaid expenses and other current assets	(9,742)		(2,041)
Tax receivables	(1,823)		—
Held for sale, net	4,600		532
Other assets	3,567		(34,284)
Accounts payable	(17,475)		50,376
Income tax payable	73,598		65,514
Lease liability, operating lease	(25,184)		(7,971)
Accrued expenses and other current liabilities	(1,354)		(3,986)
Net cash provided by operating activities from continuing operations	94,274		46,076
Net cash used in operating activities from discontinued operations	(21,293)		(11,772)
Net cash provided by operating activities	72,981		34,304

Cash flows from investing activities:
Purchase of property, plant and equipment, net	(49,375)		(104,982)
Proceeds from sale of entities	—		10,577
Proceeds from consolidation of acquisitions	1,360		—
Purchase of intangibles	(1,214)		—
Cash acquired from acquisition	—		26,635
Acquisition-related cash payments	(4,996)		(112,368)
Note receivable from third party	(5,692)		2,315
Net cash used in investing activities from continuing operations	(59,917)	(59,917)	(177,823)
Net cash provided by investing activities from discontinued operations	1,805		5,786
Net cash used in investing activities	(58,112)		(172,037)

Cash flows from financing activities:
Proceeds from financing agreement	9,187		51,729
Minority interest investment in Curaleaf International	4,177		—
Lease liability payments	(5,759)		(3,405)
Principal payments on notes payable	(47,778)		(2,204)
Principal payments on financing liabilities	(21,424)		—
Remittances of statutory tax withholdings on share-based payment awards	—		(4,459)
Exercise of stock options	—		(875)
Deferred consideration payment	(2,358)		—
Contingent Consideration payment	(6,198)		—

Net cash (used in) provided by financing activities from continuing operations	(70,153)	40,786
Net cash used in financing activities from discontinued operations	—	(356)
Net cash (used in) provided by financing activities	(70,153)	40,430

Net decrease in cash and cash equivalents	(55,284)	(97,303)
Net increase in restricted cash	8,726	—
Cash, cash equivalents and restricted cash, beginning of period	163,177	299,329
Effect of exchange rate on cash	1,495	(4,344)
Cash, cash equivalents and restricted cash, end of period	$118,114	$197,682

About Curaleaf Holdings
Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, our brands are sold in 17 states with operations encompassing 146 dispensaries and employing more than 5,200 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

###
Curaleaf IR Twitter Account:    https://twitter.com/Curaleaf_IR
Investor Relations Website:    https://ir.curaleaf.com/
Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including expectations regarding benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.
Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the impact of any restatement of financial statements of the Company or other actions that may be taken or required as a result of such restatement, including the reaction to any such restatement by Curaleaf's shareholders: ’the risks of litigation and of governmental investigations or proceedings arising out of or related to any accounting irregularities or any restatement of the financial statements of the Company, including the direct and indirect costs of such investigations and restatement; ’risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration; loss of foreign private issuer status in the U.S.; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resale their subordinate voting shares on the Canadian Securities Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; business structure risks; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated May 1, 2023 for the fiscal year ended December 31, 2022, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2022 (both of which documents have been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.
Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.